                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires: December 31, 2001   /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Flavin                       Michael                           T.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

      12305 South New Avenue
--------------------------------------------------------------------------------
                                   (Street)

      Lemont                         IL                               60439
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol MediChem Life Sciences, Inc. (MCLS)
                                             -----------------------------------

3.  I.R.S. or Social Security Number of Reporting Person
    (voluntary)
                --------------

4.  Statement for Month/Year                  10/00
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)
                        Chairman, President and CEO

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X_ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          10/31/00   J(2)            342,020        A        $7.00        8,006,135              I       By trust (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
Class D Preferred Stock (3)        $7.00(3)           10/31/00              C                                     400,000
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or Indirect   ship
                               Date     Expira-              Amount or                      at End           (I)           (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)     4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                Common Stock  201,887                         -0-             I        By trust (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Such shares are held by the Michael T. Flavin Revocable Trust, for which Dr. Flavin is the trustee and beneficiary.

(2)  In connection with the closing of the Issuer's initial public offering
     (the "IPO"), the Michael T. Flavin Revocable Trust purchased 342,020 shares from the underwriters at the IPO price of $7.00 per share.

(3) The Michael T. Flavin Revocable Trust held Class D preferred stock ("Class D Preferred") in MCR Holdings, Inc. ("Holdings"), predecessor in interest to the Issuer, which stock converted automatically into 201,887 shares of the Issuer's common stock upon the merger with the Issuer (the "Merger") and the closing of the IPO. Pursuant to the articles of incorporation of Holdings, immediately prior to an initial public offering all shares of Class D Preferred converted into an amount of Class A common stock of Holdings equal to $1,500,000 in the aggregate. Such Class A common stock was then exchanged for shares of the Issuer's common stock in the Merger.

                  Michael T. Flavin

              /s/ Michael T. Flavin        November 13, 2000
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          If the form is filed by more than one reporting person, see Instruction 4(b)(v).

          Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

       ** Intentional misstatements or omissions of facts constitute Federal
          Criminal Violations.
          See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space is insufficient, see Instruction 6 for procedure.